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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                     SEC File Number: 13-4031359

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:          December 31, 2000
                                    -----------------

               [ ]   Transition Report of Form 10-K
               [ ]   Transition Report on Form 20-F
               [ ]   Transition Report on Form 11-K
               [ ]   Transition Report on Form 10-QSB
               [ ]   Transition Report on Form N-SAR
               For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

                                       N/A

PART I - REGISTRANT INFORMATION
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
Full Name of Registrant:                                      The Financial Commerce Network, Inc.

Former Name If Applicable:                                    N/A

Address of Principal Executive Office (Street and Number):    40 Wall Street

City, State and Zip Code:                                     New York, New York 10005
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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

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
[x]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)   The subject annual report or semi-annual report, transition report on
               Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable
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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period

Data from several outside sources that is necessary for completion of the audit of the consolidated financial statements was not made available on a timely basis to our new certified public accountants.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Michael Segal              (212)                    (212) 635-9687
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         (Name)                 (Area Code)                (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                              [ X ] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                              [ X ] Yes    [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The volatility of the equity markets in general and the Company's trading markets continue to affect the Company's trading and commission activity which generated approximately $710,000 for the year ended December 31, 2000 as compared to $979,000 during the preceding year. The Company's profitability was further affected during the year ended December 31, 2000 by the grant of stock options and warrants with exercise prices below the fair market value to employees as compensation. The Company's loss exclusive of charges for stock options and warrants decreased to approximately $2,825,000 from $4,765,000 for the preceding year.

                      The Financial Commerce Network, Inc.
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     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001
                                               By: /s/ Michael S. Segal
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                                                       Michael S. Segal
                                                       Secretary